EXHIBIT 99.84

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with the NI-43-101 Technical Report entitled “Technical Report and Preliminary Assessment of the Snowfield Brucejack Project” dated October 28, 2010, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Hassan Ghaffari
Hassan Ghaffari

January 9, 2012

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his or her name in connection with the NI-43-101 Technical Report entitled “Technical Report and Preliminary Assessment of the Snowfield Brucejack Project” dated October 28, 2010, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Honorio Narciso
Honorio Narciso

January 9, 2012

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with the NI-43-101 Technical Report entitled “Technical Report and Preliminary Assessment of the Snowfield Brucejack Project” dated October 28, 2010, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Jianhui (John) Huang
Jianhui (John) Huang

January 9, 2012

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his or her name in connection with the NI-43-101 Technical Report entitled “Technical Report and Preliminary Assessment of the Snowfield Brucejack Project” dated October 28, 2010, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Malcolm M. Cameron
Malcolm M. Cameron

January 9, 2012

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his name in connection with the NI-43-101 Technical Report entitled “Technical Report and Preliminary Assessment of the Snowfield Brucejack Project” dated October 28, 2010, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Scott Cowie
Scott Cowie

January 9, 2012

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his or her name in connection with the NI-43-101 Technical Report entitled “Technical Report and Preliminary Assessment of the Snowfield Brucejack Project” dated October 28, 2010, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ Daniel J. Sweeney
Daniel J. Sweeney

January 9, 2012

CONSENT OF AUTHOR

The undersigned hereby consents to the use and reference of his or her name in connection with the NI-43-101 Technical Report entitled “Technical Report and Preliminary Assessment of the Snowfield Brucejack Project” dated October 28, 2010, as described or incorporated by reference in Pretium Resources Inc.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

/s/ J. Michael Boyle
J. Michael Boyle

January 9, 2012